Filed by Virgin Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Virgin Media Inc.
Commission File No.: 000-50886

Virgin Media and Liberty Global

Virgin Media Shareplans FAQs

(Sharesave and Partnership Plan)

Version 1 – Friday 15 February 2013

Contents

1.              2013 Sharesave

2.              2013 Partnership Plan

3.              2009 Sharesave

4.              2010 and 2011 Sharesave

5.              2012 Partnership Plan

6.              Nominee Accounts (2008 and 2009 Sharesave maturity)

1. 2013 Sharesave

Q1. I’m interested in joining Sharesave 2013, how does the Liberty Global merger affect this? Also how does it affect the 2010 and 2011 Sharesaves?

First the good news is that Liberty Global has agreed that our upcoming 2013 Sharesave invitation can continue, which includes a 20% discount on the market share price at the time of the invitation.

In the event of a merger, we hope to be able to convert these options into equivalent approved options over shares in the new, combined company. This is subject to HMRC approval. If we get approval, the 2013 Sharesave (and the 2010 and 2011 Sharesaves) will continue, with the options converting to options over the new shares. If we don’t get approval to convert the scheme in this way, you will be able to exercise your option just before the deal closes using your savings to that date. If you choose this option, then you’ll have to pay income tax and National Insurance on the gain that you make.

If you don’t want to invest in the new company, you can at any point choose to withdraw the money you have saved.

Q2. How would employees benefit from our request to HMRC?

This is generally the best answer for employees as it would preserve the favourable tax treatment on maturity too (no income tax to pay but possibly some capital gains tax).

We obviously cannot confirm this, until we have HMRC approval and in order to give their approval HMRC need to see the precise proposal and review and bless it. Setting it out in the detail they require takes time, as does their review. Initial high level conversations have indicated a strong likelihood that this will be successful though and we’ll let you know as soon as it’s confirmed. HMRC’s standards commit to a response (but not necessarily an answer) within 30 days and we’ll obviously be doing all we can to get an answer promptly.

In the hopefully unlikely situation that we don’t get HMRC’s approval, you would still get some benefit from the option if the share price remains well above the exercise price but you might have to pay income tax on any gains.

Q3. When will we hear about the results of the HMRC request?

The Shareplans team are busy working on the application for approval to HMRC and as soon as we have some news we will let you know the details and how this will affect you.

Q4. If I choose to invest in the 2013 Sharesave and I want withdraw my money early when can I do this?

You can close your account anytime after the Sharesave 2013 contract starts on Wednesday 1st May and you’ll be able to do this via the Shareplans portal.

Remember one of the great benefits of Sharesave is that you always have the safety net that you can get back whatever you invest if you choose to withdraw your money early.

Q5. The 2013 Sharesave contract starts on 1 May 2013, so if the Liberty Global deal is closed before then, what will happen to my March and April contributions, which won’t yet have been credited to my Sharesave account?

Once we’ve heard from the HMRC, we’ll work with Computershare to put in place the arrangements and we’ll be back with more information as soon as we can.

Q6. Can I take my savings back before Virgin Media is sold to Liberty Global?

You can close your account after the 2013 Sharesave contract starts on Wednesday 1 May 2013, and you’ll be able to do this via the Shareplans portal.

Q7. Does the $17.50 cash payment per share only relate to actual shareholders or does it also include the current Sharesave plans, where people have share options?

The payment is only made to existing shareholders, for example members of the Partnership Plan. Members of our Sharesave plans have an option to buy the shares when the Sharesave matures and, in this regard, are optionholders not shareholders.

2. 2013 Partnership Plan

Q1. I’m interested in joining the Partnership Plan but I understand that once the merger is completed, it won’t continue.

Yes that’s right unfortunately, for legal reasons, the Partnership Plan can’t continue once the merger with Liberty Global takes place. However, we’re keeping the invitation open because you can continue to make lump sum and/or monthly payments and purchase Partnership Shares until then. As a Virgin Media shareholder at the time of the merger, your Partnership Shares would be converted, in part, into Liberty Global shares and, subject to HMRC agreement, the Partnership Plan trust will remain in place for a further 5 years. The portion of the ‘consideration’ that is being paid to shareholders as a cash payment will be paid to you. This will be subject to income tax and National Insurance through Pay As You Earn.

Q2. So what’s exactly stopping us from offering a Partnership Plan moving forwards?

Liberty Global may be able to operate a Partnership Plan, but it would have to set up a new Partnership Plan Trust and employees would have to join the plan as new joiners. It’s not possible to “roll over” the Partnership Plan in the way that Sharesave options may be rolled over.

3. 2009 Sharesave

Q1. Can I still exercise my 2009 Sharesave option?

You can and there are only a couple of windows remaining:

•                  5.30pm – Tuesday 26 February 2013

•                  5.30pm – Tuesday 5 March 2013

Ahead of the closed period in March, this is your very last chance to buy your Virgin Media shares before your option ends on Wednesday 1 May 2013 (unless you’ve taken a payment holiday).

Q2. Given the increase in share price, what about capital gains tax?

You may have to pay capital gains tax on the gain you make when you sell your shares. A gain is the difference between the cost of buying your shares (for you, £5.83 a share), and the price you sell them for (the share price on the day your shares are sold) minus any transaction costs.

For 2012/13 the first £10,600 of capital gains you make aren’t taxed. If you make more than this amount when you sell your shares, or if your personal total gains this tax year are more than this amount, you may, depending on whether you have unused losses from previous years, have to pay capital gains tax.

If you’re unsure about buying shares or your tax position, get in touch with an independent professional tax adviser or your local tax office. Unfortunately, Virgin Media, Yorkshire Building Society and Killik can’t give you tax advice.

Check out the Sharesave calculator to see how you may be affected. There’s also some additional information on the 2009 Sharesave maturity site.

Q3. If I keep my Virgin Media shares, what will happen once the deal closes?

If you keep your shares then, under the terms of the agreement, Virgin Media shareholders will receive $17.50 in cash, 0.2582 Liberty Global Class A shares and 0.1928 Liberty Global Class C shares for each Virgin Media share that they hold. Based on Liberty Global’s Class A share price of $69.46 and Class C share price of $64.50 as of February 4, 2013, this implies a price of $47.87 per Virgin Media share, reflecting a 24% premium to Virgin Media’s closing price on February 4, 2013.

In the transaction, Liberty Global will create a new holding company, a UK public limited company (plc), listed on NASDAQ. The shares delivered therefore will be shares of the plc entity with substantially similar rights, as the current Liberty Global shares of common stock.

Since you will be receiving Liberty Global shares, the value of what you actually receive will vary with Liberty Global’s share prices.

Q4. I’ve taken a Payment Holiday and am still contributing, how will I be affected?

You should continue contributing to the 2009 Sharesave to make up the payments that you’ve missed. Once you’ve made your 36 payments, we’ll get in touch with you to outline the arrangements.

Q5. I want to transfer my shares to a pension, can I still do this?

Yes, if you’re a member of the Virgin Media Pension Plan and making regular contributions. After exercising your option you can independently add your Sharesave gains to your pension – by sending a cheque to Fidelity, our pension provider.

You’ll need to make sure you don’t go over your Lifetime and Annual Allowances for pensions. Your Annual Allowance for all contributions (including your employer’s) is £50,000 for 2012/13.

Fidelity adds your tax relief at the basic rate (currently 20%). So say you wanted to make a one off additional contribution to your pension of £5,000, you’ll only need to make a net payment of £4,000 to Fidelity. And they’ll claim the extra £1,000 from HM Revenue and Customs.

If you’re a higher rate taxpayer, you can claim additional relief by completing the relevant section of your annual Self-Assessment tax return.

You can access your pension account through PlanViewer with Fidelity, but you’ll need to call the Fidelity helpline on 0333 300 3352 to find out how to make a one off payment.

If you’re a member of the Final Salary Pension Plan, then you can make a one off payment through an Additional Voluntary Contribution. To make your payment, call KPMG on 0118 373 1372, email sarah.twomey@kpmg.co.uk, or write to them at KPMG Pensions, Arlington Business Park, Theale, Reading, RG7 4SD.

Q6. Can I transfer my shares to an ISA?

If you decide to transfer some or all of your Virgin Media shares into a Stocks and Shares ISA to take advantage of the tax benefits, you don’t have to pay capital gains tax on any gain you make when you sell your shares within the ISA in the future.

You can put up to £11,520 worth of shares into a Stocks and Shares ISA for the 2013/14 tax year, and you can withdraw them at any time. Please note you’ll need to do this within 90 days of exercising your option, so if you’ve held your shares for longer than 90 days, you won’t be able to.

Subject to this overall limit, you can put up to £5,760 in to a cash ISA and the remainder of the £11,520 into a stocks and shares ISA with either the same or another provider. So, for example, you could put:

•                  £5,760 into a cash ISA and £5,760 into a stocks and shares ISA

•                  £3,000 into a cash ISA and £8,520 into a stocks and shares ISA

•                  nothing to a cash ISA and £11,520 to a stocks and shares ISA

If you have any questions about transferring your shares to an ISA, Killik are on hand to give you all the advice you’ll need. You can call them on 0800 052 7808 (option 2) or 0207 337 0678 and they’re open Monday to Friday from 9am to 5.30pm.

4. 2010 and 2011 Sharesave

Q1. Can I change how much I contribute to Sharesave before the deal closes?

As the 2010 and 2011 Sharesave are already up and running, you can’t change the amount that you contribute each month. Under HMRC rules once the application window has closed and the option has been granted you can’t make changes.

Q2. What will happen to my Sharesave options when the deal closes?

Virgin Media and Liberty Global have agreed in principle that Sharesave options will be rolled over into options over Liberty Global shares. However this will only be possible if HMRC gives its approval. If the Sharesave options are rolled over, you’ll be able to continue saving as usual and exercise your Sharesave option on maturity, and get the tax benefits.

Q3. When will we hear about whether HMRC approval has been given?

We anticipate that this will take a minimum of 3 to 4 weeks from when the request is submitted to a decision being made. Once we’ve heard back from the HMRC, we’ll get back in touch.

Q4. How will my options be converted if the HMRC give the go ahead?

The exercise price of the rolled over options will not be reset at the merger date. A formula will be applied to make sure that the number of shares in your option and the exercise price remain the same economically.

Once we’ve heard back from the HMRC, we’ll work with Computershare and Yorkshire Building Society, to put in place the administrative processes.

Q5. Is there a risk I won’t get back what I’ve already saved so far into Sharesave?

There’s no risk to your savings that you’ve made, as you can always close your Sharesave account if you wish to.

Q6. What are a Class A and a Class C share?

Both are shares in Liberty Global but they have slightly different rights and so trade at slightly different prices. The main difference in their rights is that Class A shares carry voting rights and Class C shares do not.

Q7. I may not want to convert my options to Liberty Global shares. Will I have a choice?

You will. If you want to, you’ll be able to exercise your option just before the deal closes using your savings to that date. If you choose this option, then you’ll have to pay income tax and National Insurance on the gain that you make, as your option won’t have reached maturity.

5. 2012 Partnership Plan

Q1. I’m already in the Partnership Plan, what will happen to my shares?

As you have already invested in our Partnership Plan, launched in 2012, you already own Virgin Media shares.

As a Virgin Media shareholder at the time of the merger, the portion of the ‘consideration’ that is being paid to shareholders as a cash payment will be paid to you. This will be subject to income tax and National Insurance through Pay As You Earn. The remainder of the ‘consideration’ will be in the form of shares in Liberty Global and, subject to HMRC agreement, these will remain in the trust (unless you choose to remove or sell them) and the Partnership Plan Trust will remain in place for a further 5 years, allowing you to benefit from the income tax and National Insurance savings that arise after that period of time.

Q2.Are there any restrictions on selling my Partnership shares, before the deal closes?

You can sell your shares, as long as we’re in an open period.

Q3. Will I still be able to invest in the Partnership Plan after the deal closes?

You won’t be able to continue contributing to the Partnership Plan once the deal closes.

Q4. What are the implications for Partnership Plan members of receiving the merger consideration?

Members of the Partnership Plan will receive the same consideration as all other shareholders on the merger – i.e. $17.50 in cash, 0.2582 Liberty Global Class A shares and 0.1928 Liberty Global Class C shares for each Virgin Media share that they hold.

The cash consideration paid to shareholders will be treated as a capital receipt for Partnership Plan participants, and will be subject to income tax and National Insurance. The trustee of the Partnership Plan trust will pay the cash consideration to you after deducting the income tax and National Insurance due.

Q5. How long can I keep my shares for after the deal has closed?

Assuming HMRC agree that roll over relief is available in respect of the Class A and Class C shares, you will be able to hold those shares in the Partnership Plan Trust in place of your original Partnership Plan shares for a further 5 years. This means you will potentially be able to benefit from the income tax and National Insurance savings available.

Q6. I’ll be leaving Virgin Media before the deal closes, so what are my options?

It depends on why you’re leaving Virgin Media.

If you’re leaving because you’ve resigned or you decide not to return after your maternity, adoption or paternity leave, you can choose to:

•                  Sell all your shares and pay the income tax and National Insurance due from the net proceeds of the sale; or

•                  Sell enough of your shares to pay any income tax or National Insurance due and transfer the rest of your shares to a broker to hold in your name.

If you’re leaving Virgin Media because of injury, disability, retirement, TUPE transfer, redundancy or because your area of the business is no longer part of the Virgin Media group, you can choose to:

•                  Sell all your shares; or

•                  Transfer all your shares to a broker to hold in your name; or

•                  Sell some of your shares and transfer the rest to a broker to hold in your name.

If you choose to keep some or all of your shares, remember that you will be treated as any other shareholders on the merger and will receive the merger consideration for those shares.

6. Nominee Accounts (2008 and 2009 Sharesave maturity)

Q1. I’ve kept my Virgin Media shares, what happens when the deal closes?

If you’ve kept your shares in a Nominee Account with Killik as a result of the 2008 and/or 2009 Sharesave maturities then, under the terms of the agreement, Virgin Media shareholders will receive $17.50 in cash, 0.2582 Liberty Global Class A shares and 0.1928 Liberty Global Class C shares for each Virgin Media share that they hold. Based on Liberty Global’s Class A share price of $69.46 and Class C share price of $64.50 as of February 4, 2013, this implies a price of $47.87 per Virgin Media share, reflecting a 24% premium to Virgin Media’s closing price on February 4, 2013.

In the transaction, Liberty Global will create a new holding company, a UK public limited company (plc), listed on NASDAQ. The shares delivered therefore will be shares of the plc entity with substantially similar rights as the current Liberty Global shares of common stock.

Since you will be receiving Liberty Global shares, the value of what you actually receive will vary with Liberty Global’s share prices.

Q2. Should I sell my shares now, or wait until the deal goes through?

It really is now an investment decision as to whether and when you sell your shares. If you continue to hold your shares, on completion you will receive the same in exchange for your Virgin Media shares as other shareholders (which is a mixture of cash and Liberty Global shares). Information will be sent to shareholders about this and their voting rights on the proposed transaction shortly.

Q3. Given the increase in the share price, will I be affected by capital gains tax if I sell my shares before the deal closes?

If you sell your shares before the deal closes and if your gain on that sale, along with any other personal capital gains (net of any current allowable losses) that you’ve made within the current tax year is over the limit, which for 2012/13 is £10,600, then you’ll have to pay capital gains tax on any gains above this limit (after offsetting any unused allowable losses from earlier years). If your gains are below this limit, then you will not have to pay any capital gains tax. The capital gains tax limit for the 2013/14 tax year is anticipated to be £11,000.

Q4. Can I transfer my shares to another broker before the deal closes?

You can, though you’ll have to pay a fee to Killik for transferring your shares and potentially a fee to the new broker.

Q5. How will I hear about the arrangements after the deal has closed?

Killik will get in touch with you about the arrangements once the deal has closed.

Q6. Where can I find out more about our Open and Closed periods.

There’s more information on the 2009 Sharesave maturity site.

Some legal notes

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Lynx Europe Limited, a company that has been established in connection with the transaction, will file a registration statement with the Securities and Exchange Commission (SEC), which will include a joint proxy statement of Virgin Media Inc. and Liberty Global, Inc.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/JOINT PROXY STATEMENT WHEN IT BECOMES AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  Investors may obtain a free copy of the registration statement/joint proxy statement (when it becomes available) and other relevant documents filed by Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The joint proxy statement and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Limited, Media House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP, UK, Attention: Investor Relations.  Copies of documents filed by Liberty Global with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.

Virgin Media and Liberty Global and their respective directors, executive officers and other members of their respective management and employees are deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction.  Information concerning the interests of Virgin Media’s participants in the solicitation, which may be different than those of Virgin Media’s stockholders generally, is set forth in Virgin Media’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 30, 2012.  Information concerning the interests of Liberty Global’s participants in the solicitation, which may be different than those of Liberty Global’s stockholders generally, is set forth in Liberty Global’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 27, 2012.  Additional information regarding the interests of those deemed participants in the proposed transaction will be included in the registration statement/joint proxy statement to be filed with the SEC in connection with the proposed transaction.

Various statements contained in this communication may include “forward-looking statements”, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance Words like “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “may”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions identify these forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or budgeted, whether expressed or implied, by these forward-looking statements.

These factors include the following factors relating to the proposed transaction:

•                  The ability to obtain governmental and regulatory approvals of the transaction on a timely basis;

•                  Failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of Virgin Media and Liberty Global;

•                  Limitation on the ability of Lynx Europe Limited, Liberty Global and/or Virgin Media to incur new debt in connection with the transaction;

•                  Any disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•                  The outcome of litigation which may arise in connection with the transaction;

•                  Failure to receive the approval of the stockholders of either Liberty Global or Virgin Media for the transaction; and

•                  The impact of legislative, regulatory and competitive changes and other risk factors relating to the industry in which Virgin Media and Liberty Global operate, as detailed from time to time in the reports of Virgin Media and Liberty Global filed with the SEC.

In addition, factors relating to the ordinary course operation of our business are discussed under “Risk Factors” and elsewhere in our annual report on Form 10-K for the year ended December 31, 2012, or the 2012 Annual Report, as filed with the U.S. Securities and Exchange Commission, or SEC, on February 7, 2013. We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting these statements.  Virgin Media cautions that the foregoing list of important factors that that may affect future results is not exhaustive.